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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No. 2

Legato Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

524651 10 6
(CUSIP Number)

Richard A. Kay
OTG Software, Inc.
2600 Tower Oaks Blvd.
Rockville, MD 20852

with a copy to:

Michael A. Schlesinger, Esq.
Latham & Watkins
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004
(202) 637-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON RICHARD A. KAY SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,906,522 8 SHARED VOTING POWER 10,314 9 SOLE DISPOSITIVE POWER 7,906,522 10 SHARED DISPOSITIVE POWER 10,314

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,916,836 (See Item 5(a))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%

14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends the amended and restated Schedule 13D filed on June 3, 2002 by Richard A. Kay (the “Reporting Person”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Legato Systems, Inc. (the “Issuer” or “Company”), a Delaware corporation whose principal business address is 3210 Porter Drive, Palo Alto, CA 94304.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person entered into a Sales Plan, dated as of May 31, 2002 (the “Sales Plan”), with Goldman, Sachs & Co., pursuant to Rule 10b5-1. Under the Sales Plan, the Reporting Person is obligated to sell up to 3,000,000 shares of Common Stock, which represents 37.9% of the shares of Common Stock reported on this Schedule 13D, unless the Sales Plan is terminated pursuant to its terms. The Sales Plan provides for the sale on each trading day commencing June 17, 2002 through and including June 13, 2003 of the number of shares of Common Stock to be sold pursuant to limit orders as specified in the Sales Plan. The foregoing summary is qualified in its entirety by reference to the copy of the Sales Plan attached hereto as Exhibit 10.1.

The Reporting Person has adopted Sales Plan Modification No. 1, dated as of November 12, 2002 (the “Modification”) pursuant to which the Reporting Person has modified the Sales Plan by mutual agreement with Goldman Sachs & Co. and in accordance with Rule 10b5-1. The Modification alters one of three limit orders specified under the Sales Plan and provides that sales will not be effected under the Sales Plan for a period of at least fourteen days following the effectiveness of the Modification. The foregoing summary is qualified in its entirety by reference to the copy of the Modification attached hereto as Exhibit 10.2.

Except as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 10.1:	Sales Plan, dated as of May 31, 2002, by and between Richard A. Kay and Goldman, Sachs & Co. (filed herewith)

Exhibit 10.2	Sales Plan Modification No. 1, dated as of November 12, 2002, by and between Richard A. Kay and Goldman, Sachs & Co. (filed herewith)

Exhibit 99.1:	Merger Agreement (filed as Annex A-1 to the Company’s Registration Statement on Form S-4 filed on March 15, 2002, File No. 333-84420, and incorporated by reference herein)

Exhibit 99.2:	Voting Agreement (filed as Exhibit 2 to the Company’s Schedule 13D filed on March 1, 2002, File No. 005-61115, and incorporated by reference herein)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2002

/s/ RICHARD A. KAY
Richard A. Kay